FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2013 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

Attached as Exhibit 99.1 hereto and incorporated herein by reference are portions of a shelf prospectus published in Israel and filed by the Registrant on February 17, 2013 with the Israel Securities Authority and the Tel Aviv Stock Exchange. At this stage, no decision has been made as to the execution of any offering.

The shelf prospectus includes certain updated information regarding the Registrant. The shelf prospectus, as attached hereto, excludes the Hebrew language portions.

Securities, if offered under the shelf prospectus, will not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the registrant under the Securities Act.

Exhibit 99.1   Summary of Israeli shelf prospectus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 19, 2013	By:	/s/ Nati Somekh
Nati Somekh
Corporate Secretary